December 1, 2010

VIA EDGAR

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Jaramillo, Accounting Branch Chief
Jay Mumford, Senior Attorney
Ruairi Regan, Staff Attorney

Re:	Lam Research Corporation
Form 10-K for Fiscal Year Ended June 27, 2010
Filed August 23, 2010
File No. 000-12933

Ladies and Gentlemen:

We are submitting this letter on behalf of Lam Research Corporation (the “Company” or “Lam”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated November 5, 2010 (the “Staff Letter”) relating to the Company’s Form 10-K for Fiscal Year Ended June 27, 2010 (File No. 000-12933) (the “10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

U.S. Securities and Exchange Commission

December 1, 2010

Item 11. Executive Compensation, page 42

1.	We note from your disclosure under “Executive Compensation Philosophy” that you have incorporated by reference from page 25 of your proxy statement that you target each element of your compensation certain percentiles of your peer companies. Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

The Company will provide the requested disclosure in applicable future filings.

2.	We note from your discussion under “Annual Incentive Program” on page 28 of your proxy statement, incorporated by reference into your annual report on Form 10-K, that you have not disclosed the specific “CY 2009 AIP corporate performance factor” metrics to be achieved in order for your named executive officers to earn their respective awards. For example, please tell us where you have disclosed the target levels of performance as discussed in part (B) on page 29.

The performance factors for the 2009 Annual Incentive Program (the “AIP”) discussed under Part (B) on page 29 include ongoing operating cash flow, etch market share, clean market share and CSBG contributed profit. The Company identified these factors, and to the extent that it could provide detail about them without providing competitively sensitive information (as would be the case with the market share and internal profit related factors), it did so in a manner consistent with its letter to the Staff of February 11, 2009. The results under these criteria were disclosed in Part (D) on page 30.

The ongoing operating cash flow performance factor, on which the 2009 AIP was significantly based, was the same performance factor used under the Multi-Year Incentive Program (the “MYIP”) for calendar 2009. Additional detail about this factor was disclosed in the discussion of the MYIP on page 35, and includes the target level and performance metric results. In the future, we will disclose this same level of detail under the AIP as under the MYIP when they share common metrics.

3.

We note from your discussion under “Long Term Incentive Program” on page 31 of your proxy statement, incorporated by reference into your annual report on Form 10-K, that you have not disclosed the specific “performance target” metrics to be achieved in order for your named executive officers to earn their respective awards. Please identify these specific historical performance factors and tell us why you did not include them in your disclosure. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K,

U.S. Securities and Exchange Commission

December 1, 2010

please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate expanded disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels, you should provide us much details as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Company believes that it has provided the requested disclosure in the Proxy. The discussion of the Company’s Long Term Incentive Program (“LTIP”) beginning on page 31 of the Proxy notes that compensation under the LTIP is composed of two components: cash, delivered through the Multi-Year Incentive Program (“MYIP”), and equity. Performance targets are applicable only to the cash portion of the LTIP delivered under the MYIP. Therefore, the Company disclosed the relevant performance targets in the MYIP discussion, under the “Performance Factors” heading, on pages 34-35 of the Proxy. The disclosure indicated the performance metric for each applicable MYIP cycle and indicated the target level of performance for each.

U.S. Securities and Exchange Commission

December 1, 2010

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/ Sarah O’Dowd
Sarah O’Dowd, Group Vice President and Chief Legal Officer
Lam Research Corporation

cc:	Stephen G. Newberry, President and Chief Executive Officer, Lam Research Corporation
George M. Schisler, Jr., General Counsel, Lam Research Corporation